AA 3-9-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05037592

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. FEB 28 2005 528

SEC FILE NUMBER
8- 48741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEI Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 N. Wabash Ave Suite 2600
(No. and Street)

Chicago (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Goldstein 312-670-4434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solomon & Associates, LLC
(Name – *if individual, state last, first, middle name*)

6200 N. Hiawatha Ave Suite 450 (Address) Chicago (City) IL (State) 60646 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/05
S.S

OATH OR AFFIRMATION

I, Norman Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEI Brokerage, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JENNIFER RUDMAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/29/08

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEI BROKERAGE, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2004

SOLOMON & ASSOCIATES LLC
CERTIFIED PUBLIC ACCOUNTANTS

GEI BROKERAGE, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2004

SOLOMON & ASSOCIATES LLC

GEI Brokerage, Inc.
Audited Financial Statements
For the Year Ended December 31, 2004

TABLE OF CONTENTS

SOLOMON & ASSOCIATES LLC
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES R. BAERSON, C.P.A.
DANIEL M. WITONSKI, C.P.A.
BHUPEN D. PATEL, C.P.A.
LEONARD KASKEL, C.P.A
SCOTT A. RUBIN, C.P.A.
BARRY B. BERKOWITZ, C.P.A.
JULIUS SOLOMON, C.P.A. (1917-1989)

6200 NORTH HIAWATHA AVE., SUITE 450
CHICAGO, ILLINOIS 60646
TELEPHONE: (773) 286-2211
FAX: (773) 286-7869
E-MAIL: CPA@SOLOMONETAL.COM

Independent Auditors' Report

Board of Directors
GEI Brokerage, Inc.

We have audited the accompanying Statement of Financial Condition of GEI Brokerage, Inc. as of December 31, 2004, and the related Statements of Income, Changes in Stockholders' Equity, and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibly of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GEI Brokerage, Inc. as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1, and Schedule II - Other Operating Expenses, are presented only for supplementary analysis purposes and are not required parts of the basic financial statements required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solomon & Associates LLC

Solomon & Associates LLC
February 3, 2005

GEI Brokerage, Inc.
Statement of Financial Condition
December 31, 2004

Assets

Current Assets	
Cash	$ 8,167
Commissions Receivable	2,141
Prepaid Expenses	2,451
Due From Affiliate	7,969
Total Current Assets	20,728
Total Assets	$20,728

Liabilities and Shareholders' Equity

Liabilities		
Total Liabilities		0
Shareholders' Equity		
Common Stock - No Par Value		
Authorized	1,000 Shares	
Issued and Outstanding	100 Shares	15,000
Additional Paid In Capital		24,899
Retained Earnings (Deficit)		(19,171)
Total Shareholders' Equity		20,728
Total Liabilities and Shareholders' Equity		$20,728

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Statement Of Income
For The Year Ended December 31, 2004

Revenues	
Commission and Concession Income	$ 28,910
Other Income	3,308
Total Revenue	32,218
Operating Expenses	
Regulatory Fees	3,232
Other Operating Expenses - Schedule II	15,719
Total Operating Expenses	18,951
Operating Income	13,267
Net Income	$ 13,267

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Statement of Changes In Shareholders' Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)
Balance, January 1, 2004	$ 15,000	$ 20,699	$ (32,438)
Capital Contributions	-	4,200	-
Net Income	-	-	13,267
Balance, December 31, 2004	$ 15,000	$ 24,899	$ (19,171)

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash Flows From Operating Activities:	
Net Income	$ 13,267
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Increase in Commissions Receivable	(245)
Increase in Prepaid Expenses	(1,016)
Decrease in Accounts Payable	(3,241)
Decrease in Due to Affiliates	(15,766)
Net Cash Used in Operating Activities	(7,001)
Cash Flows From Financing Activities:	
Additions to Paid-in Capital	4,200
Net Cash Provided by Financing Activities	4,200
Net Decrease in Cash	(2,801)
Cash, January 1, 2004	10,968
Cash, December 31, 2004	$ 8,167
Supplemental Disclosures:	
Income Taxes Paid	$ 0
Interest Paid	0

The accompanying notes are an integral part of these financial statements.

Note 1. Organization

GEI Brokerage, Inc. (the "Company") was incorporated in Illinois in 1995 to permit Norman Goldstein, one of the two shareholders in the Company, to continue in the business of selling mutual funds, insurance products and direct participation programs, following his voluntary termination of his relationship with SunAmerica Securities, Inc., a registered broker/dealer in Phoenix, AZ ("SunAmerica"). Mr. Goldstein had been selling such investments initially as a registered representative and ultimately as "OSJ" (Office of Supervisory Jurisdiction) Principal for SunAmerica and its predecessors since 1988. In 1996 the Company received final approval from the appropriate regulatory authorities to commence business as a limited purpose broker/dealer, authorized to sell mutual funds, insurance products and direct participation programs only on a direct-way basis from the issuers of these investments. The investment products are sold primarily to persons who are clients or who become clients of GEI Financial Services, Inc. ("Financial"), a company with the same shareholders as GEI Brokerage, Inc.

The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD).

Note 2. Significant Accounting Policies

Recognition of Income and Related Expenses

The Company records commission income and concessions from the sale of mutual funds, insurance products and direct participation programs on the date the Issuer determines the Company is entitled to receive the commission/concession or when the Issuer acknowledges the completion of the underlying sale.

Regulatory Expenses

Expenses related to obtaining and maintaining standing with regulatory agencies are expensed over the period to which they apply.

Federal Income Taxes

The Company has elected under Subchapter S of the Internal Revenue Code not to be taxed on its income and

Note 2. Significant Accounting Policies (Continued)

its shareholders shall report their respective pro-rata shares of the income of the Corporation on their own tax returns. Therefore no provision for federal income taxes is necessary.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 3. Operating Agreement

Effective January 1, 2004, the auditee executed an amended and restated operating agreement among itself and two affiliated companies providing for the auditee to reimburse one of the affiliates for its proportionate share of the affiliated company's operating expenses for the premises and services that it uses. The agreement identifies the expenses that are being reimbursed with specificity, and allocates the expenses among the three companies based on the revenues generated by each company, initially as of December 31, 2003, with the provision for adjustment going forward.

The Company believes the agreement is in accordance with the guidance presented in the October, 2003 "Notice to Members" regarding Expense-Sharing Agreements. Accordingly, such expense has been recorded in these financial statements.

Note 4. Concentration of Business

One of the Company's sources of business is commissions on sales of investments to a few clients of GEI Financial Services, Inc., a related party, or to employees as well as family members and friends of the employees of GEI Financial Services, Inc. Such commissions have, over the past couple of years, constituted less than 15% of the Company's gross revenues during those years. The amount of gross revenues earned by the Company in a particular year is based on the investment sales referred to above plus "trails" with respect to investment sales made in

prior years and 12b-1 fees earned during the current year. Therefore the gross revenues of the Company may vary from year to year.

Note 5. Net Capital Requirements/Subsequent Event

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004 the Company had net capital, as defined, of $18,277, which was in excess of its required net capital (including reserve amount) of $6,000.00, in the amount of $12,277. The Company's net capital ratio was zero as of December 31, 2004.

Note 6. Income Taxes

As of January 1, 2004, the Company had net operating loss carryforwards of $34,195 available to offset State of Illinois taxable income in future years, expiring as follows in the years ending December 31: 2015 - $13,348; 2022 - $20,847. Taxable income of $14,768 in 2004 is reduced to zero by the available carryforwards. Remaining carryforwards as of December 31, 2004 are now $13,348 for the carryforward expiring in 2015, and $6,079 for the carry forward expiring in 2022.

Note 7. Other Regulatory Matters

The Company had not completed 2004 continuing professional education requirements as of the audit report date. The Company also has not yet filed Form U-5 for a registered representative that voluntarily terminated his employment during 2004, pending the former employee's re-registration at his new place of business in New York City. Management has stated that the termination was not due to any disciplinary actions.

Supplementary Information
Schedule I
GEI Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2004

Net Capital:	
Total Shareholders' Equity	$ 20,728
Shareholders' Equity Not Allowable for Net Capital	0
Total Shareholders' Equity Qualified For Net Capital	20,728
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0
Other Allowable Credits	0
Total Capital and Allowable Subordinated Liabilities	20,728
Nonallowable Assets (Prepaid Expenses)	(2,451)
Net Capital	$ 18,277
Aggregate Indebtedness:	
Total Current Liabilities	$ 0
Total Aggregate Indebtedness	$ 0
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required 6.67% of Aggregate Indebtedness	$ 0
Minimum Dollar Net Capital Requirement	5,000
Net Capital Requirement (Including Reserve Amount)	6,000
Excess Net Capital	12,277
Excess Net Capital at 1000%	18,277

See Independent Auditors' Report.

Supplementary Information
Schedule I
GEI Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2004

Reconciliation With Corporation's Computation of Net Capital

Net Capital, as Reported by Corporation In Part II of FOCUS Report as of December 31, 2004	$ 19,712
Differences:	
Additions to Prepaids - Net	(926)
Additional Amortization	(509)
Net Capital Per Audit	$ 18,277

See Independent Auditors' Report.

GEI Brokerage, Inc.
Supplementary Information
Schedule II
Other Operating Expenses
For The Year Ended December 31, 2004

<u>Other Operating Expenses</u>

Operating Agreement with Affiliate	$	5,950
Insurance		534
Accounting Fees		7,675
Professional Licenses		60
Other Regulatory Fees		1,500
Total Other Operating Expenses	$	15,719

See Independent Auditor's Report

GEI BROKERAGE, INC.

REPORT ON INTERNAL CONTROL

REQUIRED BY SEC. RULE 17a-5

FOR THE YEAR

ENDED DECEMBER 31, 2004

SOLOMON & ASSOCIATES LLC
CERTIFIED PUBLIC ACCOUNTANTS

SOLOMON & ASSOCIATES LLC

GEI BROKERAGE, INC.

REPORT ON INTERNAL CONTROL

REQUIRED BY SEC. RULE 17a-5

FOR THE YEAR

ENDED DECEMBER 31, 2004

SOLOMON & ASSOCIATES LLC
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES R. BAERSON, C.P.A.
DANIEL M. WITONSKI, C.P.A.
BHUPEN D. PATEL, C.P.A.
LEONARD KASKEL, C.P.A.
SCOTT A. RUBIN, C.P.A.
BARRY B. BERKOWITZ, C.P.A.

JULIUS SOLOMON, C.P.A. (1917-1989)

6200 NORTH HIAWATHA AVE., SUITE 450
CHICAGO, ILLINOIS 60646
TELEPHONE: (773) 286-2211
FAX: (773) 286-7869
E-MAIL:CPA@SOLOMONETAL.COM

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
GEI Brokerage, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of GEI Brokerage, Inc. for the year ended December 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by GEI Brokerage, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not have to review any practices and procedures in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences as required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, and management of the Company, the SEC, the National Association of Securities Dealers (NASD) and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Solomon & Associates LLC

Solomon & Associates LLC

February 3, 2005